

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2012

Via E-mail
James A.C. Kennedy
Chief Executive Officer and President
T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, MD 21202

> **Re: T. Rowe Price Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 3, 2012**
> **File No. 000-32191**

Dear Mr. Kennedy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

General

1.	Please ensure that your future filings on EDGAR reflect the correct file number as it appears on the cover page of your Form 10-K.

<u>Item 1A. Risk Factors, page 11</u>

<u>Risks Relating to Our Business and the Financial Services Industry</u>

2.   We note your disclosure in the first risk factor in this section regarding the effects of the historic low interest rates. We also note your disclosure on page six and elsewhere about waiving advisory fees on money market accounts. We believe more prominent risk factor disclosure is appropriate. Please include a separate risk factor that addresses the impact of the low interest rates on your money market funds and the risks associated therewith. Quantify the amount and percentage of advisory fees you have waived and indicate the number of funds on which you have waived fees and the amount of net assets in them.

<u>Legal and Regulatory Risks, page 17</u>

3.   Please revise the first two risk factors in this section to address with greater specificity the risks associated with new and existing regulatory requirements to which you and your subsidiaries are subject. For example, while we note your disclosure that the Volcker Rule "…has led [you] to begin evaluating whether it remains prudent to maintain your savings bank…," it is unclear from your existing disclosure what "potential restrictions" would be implemented and how the rule would impact that particular subsidiary and what effect eliminating it would have on you. Additionally, we note your discussion on page 18 regarding "…new regulations [that] could require the Price funds to reduce the levels of certain mutual fund fees…." Please expand your disclosure to explain the proposed rules in greater detail and to clarify whether the rules, if implemented, would materially impact your operations. Please note that these are examples only and that your revised disclosure should discuss all regulatory risks that are most material to you.

<u>Item 7A. Qualitative and Quantitative Disclosures About Market Risk, page 35</u>

4.   We note that your presentation of the potential future loss of value is determined using the lowest net asset value per share during 2011. Please revise your disclosure in future filings to address the following:

- Explain why you believe that the lowest net asset value during the reporting period is the most appropriate assumption to reflect potential equity price risk.

- Provide the average net asset value during the reporting period so readers can understand how likely it may be that equity prices will reach this level.

- To the extent that different funds have materially different trends, please disaggregate your disclosure to discuss the different risks and trends that are specific to each fund.

Definitive Proxy Statement on Schedule 14A

Equity Incentive Compensation, page 24

5.   We refer to your disclosure that equity compensation generally falls within a range of
20 to 30 percent of total compensation for your named executive officers and note that
2011 equity awards fell at varying points within that range. Please expand your
disclosure in this section to explain in greater detail how the Executive Compensation
Committee determined the amount of equity incentive compensation awarded to named
executive officers, including disclosure of any individual performance factors that the
Committee considers. We note in this regard that it is unclear from your existing
disclosure how the "level of responsibility of each of the NEOs" corresponds with the
equity awards that the Committee ultimately granted in 2011.

2011 NEO Annual Cash Incentive Awards, page 26

6.   Please revise your disclosure in future filings to clarify how the Executive Compensation
Committee determined the actual percentage of the Annual Incentive Compensation Pool
to pay out to each named executive officer. For example, while we note that the
Committee considered various corporate and individual performance factors in setting the
bonus amounts, the methodology used by the Committee in determining the actual cash
bonus from the maximum potential payout is unclear. In this regard, we note that all
named executive officers with the exception of Mr. Moreland received approximately a
third of the maximum potential payout. Please clarify whether the Committee uses a
formulaic approach when reducing the maximum awards and disclose the reasons for any
deviation from such an approach. If the Committee does not use a formula, please
expand your disclosure to explain in greater detail how the performance factors described
at the bottom of page 24 resulted in each named executive officer receiving his respective
award, including the extent to which the Committee evaluated corporate and performance
factors on a subjective basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

James A.C. Kennedy
T. Rowe Price Group, Inc.
April 18, 2012
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey at (202) 551-3303 or Angela Connell, Accounting Reviewer, at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman, Special Counsel, at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director